UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41604

Freightos Limited

(Translation of registrant's name into English)

Planta 10, Avda. Diagonal, 211

Barcelona, Spain 08018

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F                ☐ Form 40-F

CONTENTS

Appointment of New Board Member

On October 19, 2025, the Board of Directors (the “Board”) of Freightos Limited (the “Company”) appointed a new director, Michael Schaecher, to the Board, effective immediately. Mr. Schaecher will serve as a Class II Director, who will be subject to election at the upcoming 2025 annual general meeting of the Company. The Board has determined that Mr. Schaecher is an independent director under the Listing Rules of the Nasdaq Stock Market. There are no arrangements or understandings between Mr. Schaecher and any other persons pursuant to which he was appointed as a director. It is expected that he will receive the compensation paid to the Company’s other non-employee directors.

Mr. Schaecher’s biographical information appears below:

Michael Schaecher has been the CEO and owner of mSc Avia Consulting GmbH in Wiesbaden, Hesse, Germany since February 2013. From July 2021 through July 2023, Mr. Schaecher served as the Advisory Board Chair at LogisEye Solutions, a Dubai-based company offering a cloud-based digital logistics procurement ecosystem. Prior to that time, from September 2019 through July 2021, he served as Chairman of the Supervisory Board at Fliit, a German company seeking to make food logistics easy and efficient for shippers and carriers. From May 2018 through May 2019, Mr. Schaecher served as Chief Executive Officer at ISS Global Forwarding, a Dubai-based provider of logistics services internationally, across industries. Prior to that time, from March 2014 through May 2016, he served as Chief Operating Officer- Freight Management Global at CEVA Logistics, a Swiss provider of supply chain solutions for large and medium-size national and multinational companies across the globe. Mr. Schaecher completed the Orchestrated Winning Performance- Leadership Program at the International Institute for Management Development in Switzerland in 1998, an educational program in Finance for Non-Financial Managers at Columbia University in New York in 2002, and a program covering Logistics, Materials and Supply Chain Management at Cranfield University in the United Kingdom in 2003.

On October 22, 2025, the Company issued a press release announcing Mr. Schaecher’s appointment to the Board. A copy of that press release serves as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

Exhibits

Exhibit 99.1	Press release, dated October 22, 2025, entitled “Freightos Appoints Logistics Veteran Michael Schaecher to Board of Directors”

Incorporation by Reference

The information in this Form 6-K (but excluding Exhibit 99.1 hereto) is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-270303) and Form F-3 (File No. 333-280302), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREIGHTOS LIMITED
Date: October 22, 2025
/s/ Michael Oberlander
	Name:	Michael Oberlander
	Title:	General Counsel